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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2002

Commission File Number 1-9627

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE ZENITH 401(K) PLAN

A.
Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

Zenith National Insurance Corp.
21255 Califa Street
Woodland Hills, CA 91367-5021

        On behalf of The Zenith 401(k) Plan, the following financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA and are filed herewith:

  1.
  Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001

  2.
  Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2002

  3.
  Schedule of Assets (Held at End of Year) as of December 31, 2002

        The written consent of PricewaterhouseCoopers LLP with respect to the annual financial statements of The Zenith 401(k) Plan is filed as Exhibit 23 to this annual report.

Signatures

        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE ZENITH 401(K) PLAN
Date: June 17, 2003	/s/ EDEN FEDER Eden Feder Chairperson of the Zenith 401(k) Plan Administrative Committee

The Zenith 401(k) Plan
Report on Audited Financial Statements
and Supplemental Schedules
For the Year Ended December 31, 2002

The Zenith 401(k) Plan
Financial Statements and Supplemental Schedules

Table of Contents

Page(s)
Report of Independent Accountants	1
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2002	3
Notes to Financial Statements	4-10
Supplemental Schedules:
Schedule of Assets (Held at End of Year) as of December 31, 2002	11

Certain schedules have been omitted because they are not applicable, not material, or because the information is included in the financial statements or notes thereto.

Report of Independent Accountants

To the Participants and Administrative Committee of
The Zenith 401(k) Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Zenith 401(k) Plan (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP
Los Angeles, California June 2, 2003

The Zenith 401(k) Plan
Statements of Net Assets Available for Benefits

As of December 31,	2002	2001
Investments	$33,660,213	$34,021,374
Cash	82,562
Receivables:
Accrued interest	116	210
Employer contributions	282	5,044
Participant contributions	563	949

Total receivables:	961	6,203

Net assets available for benefits	$33,743,736	$34,027,577

The accompanying notes are an integral part of these financial statements

The Zenith 401(k) Plan
Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31,	2002
Additions:
Contributions:
Employer	$1,712,665
Participant	4,949,813
Rollovers	481,652

Total contributions	7,144,130
Investment income:
Dividends	82,466
Interest	618,268
Net depreciation in the fair value of investments	(5,190,652)

Total investment loss	(4,489,918)

Total additions	2,654,212

Deductions:
Benefits paid to participants	(2,931,839)
Fees	(6,214)

Total deductions	(2,938,053)

Net decrease	(283,841)
Net assets available for benefits:
Beginning of year	34,027,577

End of year	$33,743,736

The accompanying notes are an integral part of these financial statements

The Zenith 401(k) Plan
Notes to Financial Statements

1. The Plan

  General

  The Zenith 401(k) Plan (the "Plan") is a self-directed account plan in compliance with Section 404(c) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan is offered to all eligible employees of Zenith National Insurance Corp. ("Zenith National") and those of its subsidiaries that elect to become "participating employers" (collectively, the "Company"). The Plan is subject to the provisions of ERISA and Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"). Participants should refer to the Plan Document for additional information relating to the Plan.

  Administration

  The Plan is administered by an Administrative Committee appointed by the Board of Directors of Zenith National. The Administrative Committee has responsibility for administration of the Plan, including supervision of the collection of contributions, delivery of such contributions to the trustee of the Plan (J. P. Morgan Chase (the "Trustee")), and maintenance of necessary records. The Administrative Committee has contracted with Metropolitan Life Insurance Company ("MetLife") to provide record keeping services for the Plan.

  The Trustee holds all assets of the Plan in a trust (the "Trust") created under an agreement dated as of December 30, 1996. The Trustee's responsibilities include receipt of Plan contributions, investment and maintenance of Trust assets in the available funds, and distributions under the Plan of such amounts as the Administrative Committee shall direct from time to time.

  Eligibility

  A newly hired employee is eligible to participate as of the first of the month coinciding with, or next following, his or her date of hire. There are no age restrictions.

  Contributions

  Participants may elect to contribute between 1% to 50% of their compensation up to a maximum of $11,000 for 2002 ("Salary Reduction Contributions"). The maximum is adjusted each year for increases in the cost of living, as provided in applicable regulations. This annual amount is an aggregate limitation that applies to all of an individual's Salary Reduction Contributions and similar contributions under other plans. The Company contributes 50% of the participant's "matched" contribution amount. Matched contributions are defined as the participant's contribution equal to the first 6% of his or her annual compensation. The Company's matching contribution shall not exceed 3% of a participant's annual compensation.

  Compensation includes wages, bonuses, commissions, overtime pay and elective deferrals. Effective February 15, 2002, the Company's matching contribution for a participant are directed to the same investments and in the same proportion as that participant directs his or her Salary Reduction Contributions. Also effective February 15, 2002, participants 40 years and older with ten years of service and participants 55 and older are permitted to transfer, without penalties, restrictions or limitations, prior Company matching contributions made to the Zenith Company Stock Fund to other investments. Prior to February 15, 2002, the Company's matching contribution was invested exclusively in the Zenith Company Stock Fund, which invests solely in the common stock of Zenith National, except as otherwise provided in the Plan Document.

  The Salary Reduction Contributions and Company matching contributions are transferred to the Trustee semi-monthly.

  Participants may allocate their Salary Reduction Contributions among investment options in such percentages as they determine, so long as the amount directed to the Zenith Company Stock Fund does not exceed 20% of that contribution. The value of each fund is determined daily and participants are able to transfer amounts between funds on any business day, except that amounts may only be transferred out of, but not into, the Zenith Company Stock Fund.

  Participant Accounts

  Each participant's account is credited with: (1) Salary Reduction Contributions, (2) participant rollover contributions from non-Company plans, (3) Company matching contributions, and (4) fund earnings. Allocations of earnings are based on account balances, as defined in the Plan Document. These accounts are summarized in the accompanying financial statements as net assets available for benefits.

  Vesting

  Each participant has an immediate, fully vested right to receive all Salary Reduction Contributions and earnings thereon upon termination from the Company or upon separation caused by death of the participant. All Company matching contributions are subject to a five-year graduated vesting schedule. However, irrespective of the vesting schedule, a participant is fully vested upon his or her death, disability or attainment of age 65.

  Forfeitures

  Upon termination of service, a participant forfeits any nonvested Company matching contributions. Such forfeitures are used first to reinstate participant account balances previously forfeited which are subject to reinstatement under the terms of the Plan. Any remaining unused forfeitures are used to reduce current or future Company matching contributions to the Plan.

  In 2002, Company matching contributions were reduced by $115,270 from forfeited nonvested accounts. At December 31, 2002 and 2001, forfeited nonvested accounts totaled $591 and $8,806, respectively.

  Withdrawals Prior to Termination of Employment

  Except in limited circumstances, participants may not make withdrawals from their accounts while employed by the Company. Hardship withdrawals of a participant's Salary Reduction Contributions are permitted only if a participant has an immediate and heavy financial need (as determined under Section 401(k)(2)(B)(IV) of the Code) and that need cannot be satisfied from other resources of the participant. Participants are entitled to withdraw amounts that they had rolled over into the Plan. In addition, participants who reach 59 1/2 years may take an in-service withdrawal of the vested portion of the individual accounts.

  Participant Loans Receivable

  Participants may borrow from their Salary Reduction Contributions accounts and rollover accounts. The minimum amount that may be borrowed is $1,000. The maximum amount that may be borrowed is the lesser of (a) 50% of the combined balances of their Salary Reduction Contributions accounts and rollover accounts, or (b) $50,000, reduced by the highest outstanding loan balance during the last 12 months. Participants may not obtain a loan of Company matching contributions. Loan transactions are treated as a transfer (to) from the investment fund from (to) the participant loans receivable. Loan terms range from 1 to 5 years or up to 30 years for the purchase of a principal residence. The loans are secured by the balance in the participant's account and bear interest at the prime rate charged by J. P. Morgan Chase as of the close of the last business day of the month preceding the calendar quarter in which the loan is made. Principal and interest are paid ratably through payroll deductions. Upon termination of employment, participants are required to pay the outstanding loan amount in full.

  Payment of Benefits

  If a distribution is made upon termination of employment, retirement, permanent disability or death, a participant receives (1) cash with respect to the portion of the individual account not invested in the Zenith Company Stock Fund and (2) at the participant's election, cash or shares of Zenith Common Stock, plus cash in lieu of any fractional shares, with respect to the Zenith Company Stock Fund. Payments are generally processed twice a month.

  Expenses

  The Plan provides that all expenses of the Plan (i.e., legal, accounting, administration and brokerage fees) will be paid by the Company, with the exception of expenses related to the administration of the mutual funds offered as investment alternatives. Expenses related to the administration of the mutual funds will be paid by the respective mutual funds, and will be reflected in the overall investment return of such funds. Plan expenses excluding expenses related to the administration of the mutual funds for 2002 totaled $89,133.

  Termination

  While the Company has not expressed an intent to terminate the Plan, it may do so at any time. Upon such termination, each participant would be 100% vested in his or her Company matching contributions.

2. Summary of Significant Accounting Policies

  Basis of Accounting

  The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("GAAP"). Certain prior year balances have been reclassified to conform to the current year presentation.

  Use of Estimates

  The preparation of the financial statements in conformity with GAAP requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

  Investment Valuation and Income Recognition

  The accounting for the Plan's investment in the Zenith Company Stock Fund is the unit valuation method. The total value of the fund fluctuates depending upon the amount of interest earned on cash held in the fund, dividends paid on Zenith National common stock, realized gains and losses on its sale of Zenith National common stock, and unrealized appreciation or depreciation in the value of Zenith National common stock. The value of the Zenith Company Stock Fund is determined using the daily closing price of Zenith National common stock on the New York Stock Exchange.

  Investments in shares of registered investment companies (mutual funds) are valued at quoted market prices, which represent the net asset value of shares held by the Plan.

  Dividends and capital gains distributions declared by a mutual fund are allocated to each individual participant holding units in the mutual fund. Each participant's shares as of a record date are multiplied by the dividend rate declared by the mutual fund. Certain funds declare a daily dividend rate and each day is a record date for those funds. At the end of the month, each participant's account balance for each day of the month is credited with each day's dividend based on the rates declared.

  Generally, interest, dividends and capital gain distributions are allocated to a participant's account in a mutual fund based on the number of units the participant holds in that mutual fund compared to total units outstanding for that mutual fund.

  Purchases and sales of securities are reflected on a trade-date basis. Gains or losses on sales of securities are computed on an average-cost basis. Net appreciation (depreciation) in the fair value of investments disclosed in the statement of changes in net assets available for benefits consists of realized gains or losses and unrealized appreciation (depreciation) on investments.

  The Plan's investment in the MetLife Guaranteed Fixed Income Account (the "MLGFIA") provides a guarantee of both principal and a rate of interest (5.25% for the years ended December 31, 2002 and 2001) determined as of the beginning of the year for a period of one year. This account is composed of one or more group annuity contracts issued only for the Plan. The contracts may include guaranteed interest and/or guaranteed interest alternative contracts. The guarantees are made by each contract issuer and are not backed or insured by the Plan, the Federal Government or other entity. The MLGFIA is valued at contract value which represents contributions plus interest earned, less benefits paid and transfers to/from other funds. As of December 31, 2002 and 2001, the contract value approximated fair value. The contract value does not contain any reserves for credit risk of the contract issuer or otherwise.

  The MetLife Stock Market Index Guarantee Account offered under the MetLife program is a pooled separate account. The value of the separate account is determined at the close of each business day based on market value. The value of the account is expressed in "units." The units are net of daily investment management expenses. The "unit value" is the dollar value of one unit, determined as of the close of each business day.

  Participant loans are valued at cost, which approximates fair value.

  Contributions

  Salary Reduction Contributions and Company matching contributions are recorded in the period that a participant's payroll deduction is made.

3. Investments

  The following are the individual investments, at fair value, that represent 5% or more of net assets available for Plan benefits:

	December 31,
	2002	2001
Zenith Company Stock (*)	$6,900,288	$9,262,205
PBHG Growth Fund	2,447,722	2,257,738
State Street Research Large Cap Value Fund	1,905,505	1,706,722
Janus Worldwide Fund	3,996,696	5,278,663
Scudder Growth and Income Fund	1,947,086	2,107,793
MetLife Guaranteed Fixed Income Account	12,280,647	9,320,809

    (*)    —Zenith Company Stock balance includes both participant and nonparticipant-directed investments

  The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Year Ended December 31, 2002
Zenith Company Stock	$(914,046)
Mutual funds	(4,092,166)
Pooled separate account	(184,440)

Total net depreciation in the fair value of investments	$(5,190,652)

4. Nonparticipant-Directed Investments

  As of December 31, 2002 and December 31, 2001, $5,363,434 and $7,239,671, respectively, of the net assets in the Zenith Company Stock Fund were nonparticipant-directed.

  Information about the significant components of the changes in net assets available for plan benefits relating to the nonparticipant-directed investment in the Zenith Company Stock Fund is as follows:

Year Ended December 31, 2002
Additions:
Contributions	$206,971

Total additions	206,971

Deductions:
Investment loss	(748,581)
Benefits paid to participants	(593,330)
Transfers, fees and other	(741,297)

Total deductions	(2,083,208)

Net decrease	$(1,876,237)

5. Risks and Uncertainties

  The Plan provides for various investment options in any combination of stocks, bonds, fixed-income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

  If one or all of the unallocated, guaranteed investment contracts were to be terminated by the Plan prior to the final maturity date, and the Plan's assets withdrawn, the amount received by the Plan could be less than the fair value under relevant provisions of the agreements.

6. Tax Status

  The Plan received a determination letter from the Internal Revenue Service, dated November 16, 1998, which states that the Plan qualifies under Sections 401(a) and 401(k) of the Code and the Trust is exempt from federal income taxes under Section 501(a) of the Code.

  Plan amendments subsequent to the effective date of the IRS determination letter are not covered by the letter. The Company believes that the Plan is designed and being operated in compliance with the applicable requirements of the Code.

7. Federal Income Taxes Applicable to Participants

  The income tax rules affecting Plan participation are complex, subject to interpretation by the Secretary of the Treasury, and subject to change. A general summary of the federal tax consequences of participation in the Plan follows. An expanded discussion of tax consequences is available in the Summary Plan Description/Prospectus dated December 15, 2001.

  In general, Salary Reduction Contributions and Company matching contributions are not subject to tax when made. In addition, earnings and gains on a participant's account are not subject to tax when credited.

  Generally, distributions from the Plan are subject to tax in the year received from the Plan. However, under certain circumstances, a distribution, or part thereof, may not be taxed if rolled over to an Individual Retirement Account or other qualified plan. If taxable, a distribution may be eligible for special tax treatment under the Code.

  In addition to regular taxes, most distributions received before a participant is age 59 1/2 will be subject to a 10% additional tax. Under limited circumstances, distributions in excess of Code-determined limits will be subject to a 15% excise tax.

8. Reconciliation of Financial Statements to the Form 5500

  Amounts allocated to withdrawing participants for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid, are included in net assets available for benefits. For reporting to the Department of Labor, these amounts are reported as a liability on the Form 5500.

  The following is a reconciliation of net assets available for benefits as shown in the accompanying financial statements to those shown in the Form 5500:

	December 31,
	2002	2001
Net assets available for benefits per the accompanying financial statements	$33,743,736	$34,027,577
Amounts allocated to withdrawing participants at end of year	(89,962)	(51,467)

Net assets available for benefits per Form 5500	$33,653,774	$33,976,110

  The following is a reconciliation of benefits paid to participants as shown in the accompanying financial statements to those shown in the Form 5500:

Year Ended December 31, 2002
Benefits paid to participants per the accompanying financial statements	$(2,931,839)
Amounts allocated to withdrawing participants at beginning of year	51,467
Amounts allocated to withdrawing participants at end of year	(89,962)

Benefits paid to participants per Form 5500	$(2,970,334)

The Zenith 401(k) Plan
Schedule of Assets (Held at End of Year)
As of December 31, 2002
(See Report of Independent Accountants)

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investments, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
(1)	Zenith National Insurance Corp.	Common Stock, $1.00 per share par value	$6,700,110	$6,900,288
(2)	PBHG Funds	Growth Fund—Mutual Fund		2,447,722
(2)	State Street Research Funds	Large Cap Value Fund—Mutual Fund		1,905,226
(2)	Dreyfus Founders Funds	Balanced Fund—Mutual Fund		981,596
(2)	Janus Funds	Worldwide Fund—Mutual Fund		3,996,696
(2)	Scudder Funds	Growth and Income Fund—Mutual Fund		1,947,086
(2)	Managers Special Equity Fund	Domestic Equity Growth Fund—Mutual Fund		554,330
(2)	Metropolitan Life Insurance Company	Stock Market Index Guarantee Account—Pooled Separate Account		890,115
(2)	Janus Funds	Olympus Fund—Mutual Fund		935,677
(2)	Metropolitan Life Insurance Company	Guaranteed Fixed Income Account at 5.25%		12,280,647
	Participant Loans	Various Maturity Dates—interest rate ranges from 4.75%—9.50%		820,830

		Total investments		$33,660,213

(1)
Sponsor and employer and, therefore, a party-in-interest for which a statutory exemption exists.

(2)
Indicates a party-in-interest for which a statutory exemption exists.

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Signatures
Table of Contents
The Zenith 401(k) Plan Notes to Financial Statements